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Chris Stanchak

CEO of Loveseat

San Diego, California · 500+ connections · See contact info

Loveseat

The Wharton School of Th...

About

My early career was in the field of information technology. After graduating from the Wharton School of The University of Pennsylvania, my focus moved to multichannel marketing and eCommerce. I am the founder and chairman of TicketLeap, an innovative event ticketing platform used by thousand of events glob ... see more

Experience

Cofounder & CEO

Loveseat

Jul 2013 – Present · 5 yrs 11 mos

Greater San Diego Area

Cofounder/CEO of Loveseat, the smartest way to buy stylish vintage & hard-to-find furniture in your city.

Currently leading the charge on marketing & traction strategy.

TicketLeap

16 yrs 8 mos

Founder & Chairman

Feb 2013 – Present · 6 yrs 4 mos

Greater Philadelphia Area

Founder & CEO

Oct 2002 – Feb 2013 · 10 yrs 5 mos

I am the President and founder of TicketLeap, an internet ticketing solutions provider. TicketLeap.com is an online event ticketing solution designed for small to medium sized events and organizers. TicketLeap requires no special hardware, software, or contracts, and is free and simple to setup online. Over 2,500 clients from Florida to Alaska are already us... See more

Director of eCommerce

Spencer's Gifts

Oct 2006 – Jun 2007 · 9 mos

In this position I am responsible for all aspects of Spencer's end-to-end eCommerce operation. This includes the following web properties:

http://www.spencersonline.com/... See more

GSI Commerce, Inc.

1 yr 10 mos

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I'm responsible for the company's direct marketing strategy & execution. I lead the group which
manages the catalog businesses for the NHL, NFL, NASCAR, MLB & Timberland.

Online Business Manager
Jan 2005 – Feb 2006 · 1 yr 2 mos

I'm the online business manager for the NHL and 5 NFL teams. In this position I am managing
all aspects of these partner's online merchandising business.

Senior Media Specialist

University of Pennsylvania

1999 – 2002 · 3 yrs

Responsible for creating various new media pedagogic applications.

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Education

The Wharton School of The University of Pennsylvania

BBA, Dual Degree - Marketing / Management

2001 – 2003

Activities and Societies: Wharton VIP Alumni

University of Pennsylvania - The Wharton School

BBA, Marketing & Management

1999 – 2003



 